

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

<u>Via E-mail</u>
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Suite E
Tinley Park, IL 60423

   Re: **Upholstery International, Inc.**
       Amendment No. 6 to Registration Statement on Form S-1
       Filed November 14, 2014
       File No. 333-195209

Dear Mr. Kovie:

   Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because it does not contain financial statements and related information for the quarterly period ended September 30, 2014. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director

cc: <u>Via E-mail</u>
   Ben Skjold, Esq.
   Daniel Gallagher